PARTNERS CHRISTOPHER W. BETTS WILL H. CAI ^ GEOFFREY CHAN * ANDREW L. FOSTER * CHI T. STEVE KWOK * EDWARD H.P. LAM ♦* HAIPING LI * RORY MCALPINE ♦ CLIVE W. ROUGH ♦ JONATHAN B. STONE *	SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT
^ (ALSO ADMITTED IN CALIFORNIA) ♦ (ALSO ADMITTED IN ENGLAND & WALES) * (ALSO ADMITTED IN NEW YORK) REGISTERED FOREIGN LAWYERS Z. JULIE GAO (CALIFORNIA) BRADLEY A. KLEIN (ILLINOIS)		LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

August 28, 2018

VIA EDGAR

Mr. Robert Littlepage

Mr. Joseph Cascarano

Ms. Kathleen Krebs

Mr. Paul Fischer

Division of Corporation Finance

Office of Telecommunications

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:                 Viomi Technology Co., Ltd (CIK No. 0001742770)
Response to the Staff’s Comments on

Amendment No. 2 to Draft Registration Statement on Form F-1
Confidentially Submitted on August 15, 2018

Dear Mr. Littlepage, Mr. Cascarano, Ms. Krebs and Mr. Fischer:

On behalf of our client, Viomi Technology Co., Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted to the Commission on August 15, 2018.

Concurrently with the filing of the Registration Statement, the Company is hereby setting forth the Company’s responses to the comments contained in the letter form the staff of the Commission (the “Staff”) dated August 24, 2018. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In accordance with the Jumpstart Our Business Startups Act and the Fixing America’s Surface Transportation Act, the Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the Staff’s non-public review, and plans to file an amendment to the Registration Statement containing the estimated price range and offering size on or about September 13, 2018 and launch the road show immediately thereafter. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Prospectus Summary

Risk Factors, page 16

1.                                      We note your disclosure on pages 33 and 34 that the agreements under your contractual arrangements provide for arbitration in China. Please disclose, if true, that the arbitration provisions relate to the claims arising out of the contractual relationship created by the VIE agreements, rather than claims under the United States federal securities laws and do not prevent shareholders of the company from pursuing claims under the United States federal securities laws.

In response to the Staff’s comment, the Company has revised the disclosure on page 35 of the Registration Statement to disclose that the arbitration provisions relate to the claims arising out of the contractual relationship created by the VIE agreements, rather than claims under the United States federal securities laws and do not prevent shareholders of the company from pursuing claims under the United States federal securities laws.

Use of Proceeds, page 57

2.                                      We note your response to our prior comment 3. Since you will be receiving offering proceeds in U.S. dollars, please also quantify the statutory limits on loans you may make to your PRC subsidiary and VIEs in U.S. dollars.

The Company respectfully advises the Staff that the statutory limit is the same if such loans are made in U.S. dollars. In response to the Staff’s comment, the Company has revised the disclosure on page 60 of the Registration Statement to present the statutory limits in both RMB and U.S. dollars.

Description of American Depositary Receipts, Jurisdiction and Arbitration, page 180

3.                                      We note that the deposit agreement contains (i) a provision that permits the resolution of any dispute under the deposit agreement through arbitration and (ii) a waiver of jury trial provision. Please expand your disclosure to clarify whether, and if so how, these provisions affect the rights of your ADS holders to pursue claims under United States federal securities laws.

In response to the Staff’s comment, the Company has revised the disclosure on pages 56 and 57 of the Registration Statement to describe such impact.

*                                         *                                         *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +86-21-6193-8210 or via e-mail at haiping.li@skadden.com, or, Alex Chan, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86-20-3819-2385 or via email at alex.p.chan@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/Haiping Li

Haiping Li

Enclosures.

cc:                                Xiaoping Chen, Chairman of the Board of Directors and Chief Executive Officer, Viomi Technology Co., Ltd

Shun Jiang, Chief Financial Officer, Viomi Technology Co., Ltd

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Alex Chan, Partner, PricewaterhouseCoopers Zhong Tian LLP

Shuang Zhao, Esq., Partner, Cleary, Gottlieb, Steen & Hamilton LLP